Wash Club LA, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wash Club LA (6132)	5,253.32
Total Bank Accounts	**$5,253.32**
Total Current Assets	**$5,253.32**
Fixed Assets	
Accum. Depreciation	-27,467.00
Equipment	27,467.12
Total Fixed Assets	**$0.12**
TOTAL ASSETS	**$5,253.44**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase CC 4826	20,758.06
Total Credit Cards	**$20,758.06**
Other Current Liabilities	
Inter-company Loan	
Due To From Hawthorne Coin Laundries	-7,500.00
Due To From R & R Laundries	-16,896.84
Due To From Wash on Western	-73,955.13
Due To From Weho Wash	39,926.61
Due To From Weho Wash Express	2,300.00
Total Inter-company Loan	**-56,125.36**
Payroll Liability	2,799.70
SBA Loan	78,000.00
Total Other Current Liabilities	**$24,674.34**
Total Current Liabilities	**$45,432.40**
Total Liabilities	**$45,432.40**
Equity	
Owner Draw	-2,446.11
Retained Earnings	-31,394.00
Net Income	-6,338.85
Total Equity	**$ -40,178.96**
TOTAL LIABILITIES AND EQUITY	**$5,253.44**

Wash Club LA, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	445,842.45
Total Income	**$445,842.45**
Cost of Goods Sold	
Supplies	25,887.34
Total Cost of Goods Sold	**$25,887.34**
GROSS PROFIT	**$419,955.11**
Expenses	
Advertising & Marketing	43,455.19
Auto Expenses	29,363.91
Fuel	12,298.60
Total Auto Expenses	**41,662.51**
Bank Charges & Fees	197.57
Charitable Cintributions	0.00
Dues & Subscriptions	355.00
Royalties	26,871.25
Total Dues & Subscriptions	**27,226.25**
Insurance	15,273.75
Interest Paid	2,461.30
Legal & Professional Services	5,398.20
Meals & Entertainment	4,123.99
Office Supplies & Software	9,380.87
Outside Services	821.42
Payroll Expenses	
Bonus	3,254.96
Payroll Processing Fees	1,372.12
Payroll Taxes	21,348.88
Wages	212,925.39
Total Payroll Expenses	**238,901.35**
Petty Cash	4,186.61
Rent & Lease	42,333.37
Repairs & Maintenance	15,303.43
Small Equipment	2,071.02
Taxes & Licenses	3,119.43
Telephone	2,779.90
Travel	290.76
Utilities	
Electric Expenses	5,790.37
Gas	7,884.88
LADWP	9,860.28

Wash Club LA, LLC

Profit and Loss
January - December 2020

	TOTAL
Sewer Expenses	7,111.86
Total Utilities	**30,647.39**
Total Expenses	**$489,634.31**
NET OPERATING INCOME	**$ -69,679.20**
Other Income	
PPP Income	63,340.35
Total Other Income	**$63,340.35**
NET OTHER INCOME	**$63,340.35**
NET INCOME	**$ -6,338.85**

Wash Club LA, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,338.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accum. Depreciation	-36,200.00
Chase CC 4826	20,758.06
Clearbank	-18,144.90
Inter-company Loan:Due To From Hawthorne Coin Laundries	-7,500.00
Inter-company Loan:Due To From R & R Laundries	-16,896.84
Inter-company Loan:Due To From Wash on Western	-31,702.58
Inter-company Loan:Due To From Weho Wash	6,836.61
Inter-company Loan:Due To From Weho Wash Express	800.00
Nissan-Loan	-26,510.97
Nissan-Loan #2	-26,666.58
Payroll Liability	1,312.78
SBA Loan	78,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-55,914.42**
Net cash provided by operating activities	**$ -62,253.27**
INVESTING ACTIVITIES	
Nissan-Van	30,321.11
Nissan-Van #2	30,492.06
Net cash provided by investing activities	**$60,813.17**
FINANCING ACTIVITIES	
Owner Draw	253.89
Owner's Investment	-3,151.71
Retained Earnings	451.23
Net cash provided by financing activities	**$ -2,446.59**
NET CASH INCREASE FOR PERIOD	**$ -3,886.69**
Cash at beginning of period	9,140.01
CASH AT END OF PERIOD	**$5,253.32**